                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                                     (FINAL)

                                   AT&T CORP.

                                (Name of Issuer)

    (1) Class A Liberty Media Group Common Stock, par value $1.00 per share
    (2) Class B Liberty Media Group Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

             (1) Class A Liberty Media Group Common Stock: 001957208
             (2) Class B Liberty Media Group Common Stock: 001957307
                                 (CUSIP Numbers)

                               Dr. John C. Malone
                          c/o Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 10, 2001
             (Date of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO. 001957208 (Class A Liberty Media Group Common Stock)
CUSIP NO. 001957307 (Class B Liberty Media Group Common Stock)
--------------------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              DR. JOHN C. MALONE
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [ ]

              (b)  [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         CLASS A:  0
                         CLASS B:  0
                 ---------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
      SHARES             0
   BENEFICIALLY  ---------------------------------------------------------------
  OWNED BY EACH          SOLE DISPOSITIVE POWER
    REPORTING       9    CLASS A:  0
     PERSON              CLASS B:  0
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11       CLASS A:  0
              CLASS B:  0
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A:  0%
              CLASS B:  0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
                                     (FINAL)

                                  STATEMENT OF

                               DR. JOHN C. MALONE

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                   AT&T CORP.

                           COMMISSION FILE NO. 1-1105

ITEM 1.       SECURITY AND ISSUER.

         Item 1 is hereby supplemented and amended to include the following information:

         This Report on Schedule 13D/A (Amendment No. 1) (Final) relates to the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and Class B Liberty Media Group Common Stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, "Liberty Media Group Common Stock"), of AT&T Corp., a New York corporation (the "Company"). This Report is being filed by Dr. John C. Malone, an individual (the "Reporting Person"), to supplement and amend the Schedule 13D filed by the Reporting Person on March 30, 1999 relating to Liberty Media Group Common Stock (the "Schedule 13D").

         At 9:00 a.m., New York City time, on August 10, 2001 (the "Effective Time"), the Company exercised its right, under Section 5(a) of Article Third, Part B of the Amended and Restated Certificate of Incorporation of the Company, to redeem (the "Redemption") each outstanding share of Class A Liberty Media Group Common Stock and Class B Liberty Media Group Common Stock in exchange for one share of a corresponding series of common stock of Liberty Media Corporation ("Liberty"), its then-subsidiary holding all of the assets and businesses attributed to AT&T's Liberty Media Group. As a result of the Redemption, no shares of Liberty Media Group Common Stock remain outstanding, and the Reporting Person's beneficial ownership of shares of Liberty Media Group Common Stock ceased.


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         Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         Item 3 is hereby supplemented and amended to include the following information:

         At the Effective Time, each share of Class A Liberty Media Group Common Stock and Class B Liberty Media Group Common Stock beneficially owned by the Reporting Person was redeemed for one share of the corresponding series of common stock of Liberty. As a result, the Reporting Person's beneficial ownership of shares of Liberty Media Group Common Stock ceased.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:



         (a) The Reporting Person beneficially owns no shares of Liberty Media Group Common Stock.

         (b) Not applicable.

         (c) The Reporting Person acquired beneficial ownership of shares of Class A Liberty Media Group Common Stock, during the past 60 days (and prior to the Redemption), as follows:

          - On July 23, 2001, the Reporting Person exchanged 115,300 shares of the Issuer's Common Stock for 147,584 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.049999 on the Issuer's Common Stock and the closing price of $15.490000 on the Class A Liberty Media Group Common Stock.

          - On July 24, 2001, the Reporting Person exchanged 190,975 shares of the Issuer's Common Stock for 244,448 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $19.459999 on the Issuer's Common Stock and the closing price of $15.150000 on the Class A Liberty Media Group Common Stock.

          - On July 25, 2001, the Reporting Person exchanged 2,000,000 shares of the Issuer's Common Stock for 2,591,300 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.150000 on the Issuer's Common Stock and the closing price of $15.350000 on the Class A Liberty Media Group Common Stock.

          - On July 25, 2001, the Reporting Person exchanged 62,100 shares of the Issuer's Common Stock for 82,290 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.150000 on the Issuer's Common Stock and the closing price of $15.350000 on the Class A Liberty Media Group Common Stock.



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          -    On July 25, 2001, the Reporting Person exchanged 40,000 shares of the Issuer's Common Stock for 52,000 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.150000 on the Issuer's Common Stock and the closing price of $15.350000 on the Class A Liberty Media Group Common Stock.

          - On July 26, 2001, the Reporting Person exchanged 2,000,000 shares of the Issuer's Common Stock for 2,512,200 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.500000 on the Issuer's Common Stock and the closing price of $15.700000 on the Class A Liberty Media Group Common Stock.

          - On July 26, 2001, the Reporting Person exchanged 41,926 shares of the Issuer's Common Stock for 54,200 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.500000 on the Issuer's Common Stock and the closing price of $15.700000 on the Class A Liberty Media Group Common Stock.

          - On July 27, 2001, the Reporting Person exchanged 1,896,142 shares of the Issuer's Common Stock for 2,370,178 shares of Class A Liberty Media Group Common Stock. The exchange ratio was based on the closing price of $20.480000 on the Issuer's Common Stock and the closing price of $15.750000 on the Class A Liberty Media Group Common Stock.

          - The information set forth in Item 1 is hereby incorporated by reference herein.

          (d)  Not applicable.

          (e)  August 10, 2001.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2001



                                             /s/ Dr. John C. Malone
                                             --------------------------------
                                             Dr. John C. Malone


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